The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 FEB -3 AM 7:21

03003488

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

27th January, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th January 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 27th January 2003 confirming that Aviva plc has increased its interests in EMI Group plc Ordinary Shares of 14p each to 33,116,937 shares, being 4.20% of the shares in issue.

Yours faithfully,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/5

Company Announcements Office,
London Stock Exchange.

27th January, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Aviva plc, in a letter dated 24th January 2003 but received by fax on 27th January 2003, that it has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as of 23rd January 2003, held 33,116,937 shares, being 4.20% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, Morley Fund Management Ltd has interests in 33,033,580 shares and Aviva plc has interests in all 33,116,937 shares.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary